For the period ended (b) December 31, 1998
File number (c) 811-5019

                        SUB-ITEM 77J

            Restatement of Capital Share Account

       The Nicholas-Applegate Growth Equity Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease accumulated net investment loss by $6,566,635 and decrease paid-in capital by $6,566,635 due to the Fund experiencing a net investment loss during the year. Net realized gains and net assets were not affected by this change.